CADENCE RESOURCES CORPORATION


04021871


APR 0 1 2004
1086

ANNUAL REPORT 2003


PROCESSED
APR 02 2004
THOMSON
FINANCIAL

Cadence Resources Corporation
6 East Rose Street
Walla Walla, WA 99362

Dear Shareholders,

The 2003 fiscal year that ended September 30 was an important transitional year for Cadence Resources Corporation.

In April, Cadence entered into a joint venture relating to our Logansport, Louisiana, natural gas project with Bridas Energy, USA, the North American subsidiary of a billion dollar international oil and gas company headquartered in Buenos Aires, Argentina. Pursuant to the terms of the joint venture, in July 2003 Bridas drilled the first deep Cotton Valley well on our Louisiana property and paid for all of the drilling costs while Cadence maintained a 25% working interest in the well. That first well, called the Ardis-Martin Timber #1, was successfully completed and has been in steady production since October. Through early March, seven additional deep wells have been drilled pursuant to the joint venture, for which the Company has paid its share of the drilling costs.

Our Wilbarger County, Texas oil project, which provided almost all of our revenues for fiscal year 2003, was providing monthly revenues in excess of $100,000 per month by the end of November 2003. We are continuing to evaluate new drilling targets on this property.

In September, the Company began an aggressive lease acquisition program in the Anadarko Basin in Kansas, targeting a well known historic oil province. We now have over 22,000 acres under lease, and, on the recommendation of our geologists, plan to undertake a modern three dimensional seismic survey to identify oil bearing stratigraphic traps that were missed using older technology.

In September, we also successfully completed a $3.8 million private placement. The funds we raised have been critical in allowing us to keep pace with our aggressive drilling schedule. For our first quarter of fiscal year 2004, which ended on December 31, 2003, we reported revenues in excess of $500,000, substantially more than our revenues for any previous fiscal year. As more of our deep gas wells come on line, we expect our monthly revenues to continue to increase.

We remain optimistic and committed to our goal of becoming a significant domestic oil and gas producer, and we thank you for your continued support.

Sincerely,

Howard M Crosby
President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements, together with the notes to those statements, included at pages F-1 to F-39 of this Annual Report. The following discussion contains forward-looking statements that involve risks, uncertainties, and assumptions such as statements of our plans, objectives, expectations, and intentions. Our actual results may differ materially from those discussed in these forward-looking statements because of the risks and uncertainties inherent in future events.

Overview

We were formed in 1969 as Royal Resources, Inc. to acquire and develop mineral properties and we pursued mining operations under several different names until mid-2001 when we changed our name to Cadence Resources Corporation, split our stock on a 1-for-20 reverse basis, and changed our business to acquiring, exploring and developing oil and gas properties. The current management of Cadence, Mr. Crosby and Mr. Ryan, assumed control of Cadence in 1996, in connection with the acquisition of Cadence by an entity they controlled. Although the management of Cadence has been reduced in size since 1996, our key executives, Mr. Crosby and Mr. Ryan, have remained with Cadence.

Following a corporate reorganization in May 2001 to shift our focus to oil and gas exploration, we began to lease oil and gas properties in Louisiana in the fall of 2001, and in both Texas and Louisiana in fiscal 2002, but did not produce commercial quantities of oil and gas until the fourth quarter of the fiscal year ended September 30, 2002, when production began from our properties in Texas. During the fourth quarter of 2003, we began to produce gas from our properties in Louisiana that we are exploring together with Bridas Energy USA, Inc.

As a result of our change from a mineral exploration company to an oil and gas exploration company, in 2001 our Board determined to write-off and dispose of our inventory of mineral properties to the greatest extent possible. Because mineral properties at the exploration stage have limited marketability, and because the management of Cadence does not have the extensive time it would take to attempt to reach the limited number of buyers for our properties, we have not been successful at disposing of our properties in outright arms' length sales, but have chosen to write-down the carrying value of a substantial majority of our properties to zero, or to sell the properties to other entities controlled by the management of the Company in non-arms' length transactions.

Capital Resources and Liquidity

From our reorganization in mid-2001 until the end of our 2003 fiscal year on September 30, 2003, we funded our operations principally through the private sale of equity securities, borrowings from officers, directors and shareholders, and borrowings from third party individuals.

We realized net proceeds of $123,000 from the sale of our common stock during our 2001 fiscal year, net proceeds of $941,900 from the sale of our common stock and warrants during fiscal year 2002, and net proceeds of approximately $4,830,000 from the sale of our common stock, preferred stock and warrants during the year ended September 30, 2003.

In our fiscal years ended September 30, 2001 and 2002, we received approximately $92,000 and $86,000 from the sale of investments in various public companies. The sales of these investments were made to fund our working capital needs. Prior to our refocus upon the exploration and development of oil and gas properties, we would from time to time make investments in public companies. These investments were passive in nature and were generally relatively small. Given our focus on oil and gas, future investments of this nature are likely to be limited to opportunities that are of some strategic value to our core oil and gas business and are likely to be less passive in nature.

In our 2001 fiscal year, we borrowed $125,000 from Howard Crosby, (an officer and shareholder of Cadence) and $10,000 from Dotson Exploration, a related party which is 48% owned by Messrs. Crosby and Ryan. These amounts were repaid in fiscal 2002 for cash of $45,000, and 300,000 shares of our common stock. In fiscal 2002, we had no net borrowings, and in the year ended September 30, 2003, we had total borrowings of $300,000, of which $140,000 was repaid in cash and $50,000 of which was repaid by the issuance of 50,000 shares of stock prior to the fiscal year-end. As of September 30, 2003, $50,000 of the balance of $110,000 was owed to Nathan A. Low, a shareholder of Cadence, while the remaining $60,000 was owed to Mr. Crosby. As of November 30, 2003, these balances had been repaid.

We spent $19,000 in fiscal 2001, $144,000 in fiscal 2002 and $321,000 in the year ended September 30, 2003, for oil and gas lease expenses and lease operating expenses. In the same periods we spent $0, $134,000 and $145,000, respectively, for oil and gas drilling, production and operating expenses. Furthermore, given our capital constraints, we have been unable to employ full time technical and professional people, a small portion of which is for geologists and other oil and gas professionals. Consequently, we have obtained services largely on a consulting basis. We spent approximately $114,000 in fiscal 2001, $934,000 in fiscal 2002, and $591,000 in the year ended September 30, 2003 for consulting services in various disciplines.

During fiscal 2002 and fiscal 2003, we purchased fixed assets in the amounts of $172,000 and $183,000, respectively. These expenditures were primarily related to the purchase of well equipment, including pipelines, tanks, casings and pumping units.

As of September 30, 2003, we had cash and cash equivalents of approximately $3.6 million and at November 30, 2003, had cash and cash equivalents of approximately $1.21 million. All of the net proceeds remaining from our September 2003 sale of common stock will be used to pay our portion of the costs of drilling and completing wells on our DeSoto Parish acreage together with Bridas Energy. We anticipate funding our operating and administrative overhead out of revenues from the sale of our Texas oil production and our recently added Louisiana gas production.

For the years ending September 30, 2002 and 2001, our auditors expressed a going concern qualification on our audited financial statements. Subsequent to the date of those financial statements, in September and October 2003 we raised approximately $4.3 million in a private placement of our common stock, with a substantial portion of the net proceeds to be used to fund future operations. We believe that the proceeds received from our recent stock sales, together with internally generated funds expected from our oil and gas production during the next year, should be sufficient to meet our working capital and capital expenditure requirements through the middle of fiscal 2004. Accordingly, there is no going concern qualification from our auditors on our financial statements for the year ended September 30, 2003.

Results of Operations

Years ended September 30, 2003 and 2002

Revenues

During the year ended September 30, 2003, revenues from the sale of oil and gas totaled approximately $337,355, all from production from our wells in Texas. This revenue came from the sale of 11,447 net barrels of oil at an average price of $29.47 per barrel. We also realized a cash receipt of $50,000 in April 2003 from Bridas Energy upon transfer of drilling and production rights in our leasehold acreage in DeSoto Parish, Louisiana that we are currently exploring with them on a joint basis. No revenues from oil and gas exploration were received in the comparable period of fiscal 2002.

Expenses

Our expenses during fiscal 2002 and 2003 break into two general categories: corporate and administrative overhead and expenses from oil and gas operations. Our overall general and administrative expenses include officer compensation, rent, travel, audits and legal fees associated with SEC filings, directors fees, investor relations and related consulting fees, stock transfer fees and other items associated with the costs of being a public entity. Expenses from oil and gas operations include consulting fees for technical and professional services related to oil and gas activities, leases, drilling expenses, exploration expenses, depletion, depreciation and amortization of oil and gas properties and related equipment, and other expenses related to the procurement and development of oil and gas properties.

The following table is a comparison of Cadence's two general categories of expenses for the years ended September 30 2003 and 2002, and the percentages each of these categories comprise of total expenses:

	Year Ended September 30,			
	2003	% of 2003 Total Expenses	2002	% of 2002 Total Expenses
Corporate and Administrative Overhead	$ 1,732,756	74.8%	$1,230,956	81.3%
Expenses from Oil and Gas Operations	583,393	25.2%	282,682	18.7%
Total Expenses	$ 2,316,149	100.0%	$1,513,638	100.0%

The Company's general and administrative expenses increased from fiscal 2002 to fiscal 2003 by approximately $555,000, principally because of increased compensation for officers and directors and increased fees to professional service providers paid for their services in connection with private placements of our of stock and the formation of the Cadence Resources Corporation Limited Partnership.

The comparable year to year increases in oil and gas related expenditures are summarized in the following table, which reflects the major expense categories for expenses from oil and gas operations for fiscal 2003 and 2002. These expenses almost doubled from year to year, principally due to an increase in the level of activity in leasing additional properties.

	Year Ended September 30,			
	2003		2002	
	2003	% of Total Expenses	2002	% of Total Expenses
Exploration and drilling	$109,968	18.8%	$128,974	45.6%
Depreciation, depletion and amortization	57,310	9.8%	4,312	1.5%
Oil and gas lease expenses	302,204	51.8%	131,812	46.6%
Oil and gas production costs	34,577	6.0%	5,305	1.9%
Oil and gas lease operating expenses	19,334	3.3%	12,279	4.4%
Oil and gas consulting	60,000	10.3%	--	--
Total Expenses from oil and gas operations	$583,393	100.0%	$282,682	100.0%

Exploration and drilling expenses decreased approximately 15% from fiscal 2002 to fiscal 2003 due to fewer wells being drilled on our Texas properties in 2003 in anticipation of implementing an intensive drilling program in DeSoto Parish in fiscal 2004. Oil and gas lease expenses increased 230% between the two periods due to an increased leasing program on the West Electra Prospect in fiscal 2003, as well as our new leasing program in Kansas. Oil and gas production costs and lease operating expenses increased between the two periods due to approximately 500% higher production in 2003 than in 2002. Oil and gas consulting costs were first attributable to production activities in fiscal 2003.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Please see the proxy statement included with this annual report for information regarding our directors and executive officers.

MARKET FOR OUR COMMON STOCK

Our common stock trades under the symbol CDNR on the Over-the-Counter Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc. Approximately fifteen professional market makers hold themselves out as willing to make a market in our common stock. Following is information about the range of high and low bid prices for our common stock for each fiscal quarter in the last two fiscal years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Quarter Ended	High Bid Quotation	Low Bid Quotation
December 31, 2001	$ .87	$ .65
March 31, 2002	$ 1.01	$ .90
June 30, 2002	$ 1.35	$ 1.15
September 30, 2002	$ 1.65	$ 1.30
December 31, 2002	$ 1.90	$ 1.51
March 31, 2003	$ 1.75	$ 1.40
June 30, 2003	$ 1.85	$ 1.40
September 30, 2003	$ 3.55	$ 1.75
December 31, 2003	$ 3.60	$ 2.75

Holders

As of February 20, 2004, there were 429 holders of record of our common stock, although we believe that there are additional beneficial owners of our common stock who own their shares in "street name."

Dividends

There have been no cash dividends declared on our common stock since our company was formed. Dividends are declared at the sole discretion of our board of directors. It is not anticipated that any dividends will be declared for the foreseeable future on our common stock.

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CADENCE RESOURCES CORPORATION
(Formerly Royal Silver Mines, Inc.)

Financial Statements

September 30, 2003

CADENCE RESOURCES CORPORATION
(Formerly Royal Silver Mines, Inc.)

CONTENTS



Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

The Board of Directors
Cadence Resources Corporation
Walla Walla, Washington

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Cadence Resources Corporation (formerly Royal Silver Mines, Inc.) as of September 30, 2003, 2002 and 2001, and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadence Resources Corporation (formerly Royal Silver Mines, Inc.) as of September 30, 2003, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
December 10, 2003

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

CADENCE RESOURCES CORPORATION
(FORMERLY ROYAL SILVER MINES, INC.)
BALANCE SHEETS

	September 30, 2003	2002	2001
ASSETS			
CURRENT ASSETS			
Cash	$ 3,619,345	$ 40,011	$ 191,684
Oil & gas revenue receivable	84,575	26,123	-
Receivable from working interest owners	12,873	16,037	-
Notes receivable	3,720	13,078	18,000
Prepaid expenses	5,925	27,500	1,275
Other current assets	425	431	425
TOTAL CURRENT ASSETS	3,726,863	123,180	211,384
OIL AND GAS PROPERTIES, USING SUCCESSFUL EFFORTS ACCOUNTING			
Proved properties	590,747	48,694	-
Unproved properties	833,836	78,997	-
Wells and related equipment and facilities	202,886	67,374	-
Support equipment and facilities	151,963	105,108	-
Prepaid oil and gas leases	395,973	177,177	82,155
Less accumulated depreciation, depletion, amortization and impairment	(61,611)	(4,312)	-
TOTAL OIL AND GAS PROPERTIES	2,113,794	473,038	82,155
PROPERTY AND EQUIPMENT			
Furniture and equipment	1,660	1,440	1,440
Less accumulated depreciation	(1,451)	(1,440)	(1,440)
TOTAL PROPERTY AND EQUIPMENT	209	-	-
OTHER ASSETS			
Investments	394,454	448,793	104,343
Mineral properties available for sale	246,757	246,757	266,757
TOTAL OTHER ASSETS	641,211	695,550	371,100
TOTAL ASSETS	$ 6,482,077	$ 1,291,768	$ 664,639

The accompanying notes are an integral part of these financial statements.

CADENCE RESOURCES CORPORATION
(FORMERLY ROYAL SILVER MINES, INC.)
BALANCE SHEETS

	September 30, 2003	September 30, 2002	September 30, 2001
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 584,866	$ 119,923	$ 158,857
Revenue distribution payable	68,929	14,835	-
Payable to related party	550,000	2,500	8,231
Deferred working interest	-	22,184	-
Accrued compensation	94,920	66,261	5,000
Accrued interest - related party	15,752	-	-
Notes payable - related party	460,000	-	-
TOTAL CURRENT LIABILITIES	1,774,467	225,703	217,088
LONG-TERM DEBT			
Notes payable - related parties	-	-	135,000
COMMITMENTS AND CONTINGENCIES	-	-	-
REDEEMABLE PREFERRED STOCK	59,925	-	-
STOCKHOLDERS' EQUITY			
Common stock, $0.01 par value; 100,000,000 shares authorized, 12,512,827, 6,866,210, and 2,453,890 shares issued and outstanding, respectively	125,128	68,662	24,539
Additional paid-in capital	18,343,422	13,291,965	12,198,855
Stock options	1,210,704	626,790	-
Stock warrants	51,375	233,334	-
Accumulated deficit	(14,863,687)	(12,906,132)	(11,760,681)
Accumulated other comprehensive loss	(219,257)	(248,554)	(150,162)
TOTAL STOCKHOLDERS' EQUITY	4,647,685	1,066,065	312,551
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,482,077	$ 1,291,768	$ 664,639

The accompanying notes are an integral part of these financial statements.

CADENCE RESOURCES CORPORATION
(FORMERLY ROYAL SILVER MINES, INC.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended September 30,		
	2003	2002	2001
REVENUES			
Oil and gas sales	$ 337,355	$ 56,608	$ -
Sale of drilling and production rights	50,000	-	-
Total Revenues	387,355	56,608	-
OPERATING AND ADMINISTRATIVE EXPENSES			
Depreciation, depletion and amortization	57,310	4,312	402
Officers' and directors' compensation	528,727	152,510	80,250
Consulting	531,137	934,254	-
Oil and gas lease expenses	302,204	131,812	-
Oil and gas consulting	60,000	-	-
Exploration and drilling	109,968	128,974	-
Oil and gas production costs	34,577	5,305	-
Lease operating expenses	19,334	12,279	-
Other general and administrative	386,892	144,192	245,432
Total Expenses	2,030,149	1,513,638	326,084
LOSS FROM OPERATIONS	(1,642,794)	(1,457,030)	(326,084)
OTHER INCOME (EXPENSE)			
Interest income	136	1,034	100
Interest expense and loan fees	(227,978)	(5,872)	(25,711)
Partnership income (loss)	(15,200)	10,000	-
Gain (loss) on debt forgiveness	(4,699)	6,109	-
Loss on disposition and impairment of assets	(67,020)	(29,890)	(82,482)
Total Other Income (Expense)	(314,761)	(18,619)	(108,093)
LOSS BEFORE TAXES	(1,957,555)	(1,475,649)	(434,177)
INCOME TAXES BENEFIT	-	66,040	-
LOSS FROM CONTINUING OPERATIONS	(1,957,555)	(1,409,609)	(434,177)
GAIN (LOSS) FROM DISCONTINUED OPERATIONS			
Gain (loss) from mining operations (net of income taxes)	-	264,158	(441,038)
NET LOSS	(1,957,555)	(1,145,451)	(875,215)
OTHER COMPREHENSIVE INCOME (LOSS)			
Unrealized gain (loss) in market value of investments	29,297	(98,392)	(115,773)
COMPREHENSIVE LOSS	$ (1,928,258)	$ (1,243,843)	$ (990,988)
LOSS PER COMMON SHARE BASIC AND DILUTED:			
Net loss from continuing operations	$ (0.21)	$ (0.28)	$ (0.28)
Net gain (loss) from discontinued operations	-	0.05	(0.28)
NET LOSS PER COMMON SHARE	$ (0.21)	$ (0.23)	$ (0.57)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	9,348,374	4,965,179	1,548,785

The accompanying notes are an integral part of these financial statements.

CADENCE RESOURCES CORPORATION
(Formerly Royal Silver Mines, Inc.)
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional				Accumulated Other	Total
	Number of Shares	Amount	Paid-in Capital	Stock Options	Stock Warrants	Accumulated Deficit	Comprehensive Loss	Stockholders' Equity
Balance, September 30, 2000	1,199,607	$ 11,996	$ 11,767,998	$ -	$ -	$ (10,885,466)	$ (34,389)	$ 860,139
Shares issued to consultants and others for services at prices varying from $0.30 to $1.40 per share	174,375	1,744	95,656	-	-	-	-	97,400
Shares issued to officers for investments at $0.40 per share	310,000	3,100	120,900	-	-	-	-	124,000
Shares issued to officers for investment and cash at $0.25 per share	160,000	1,600	38,400	-	-	-	-	40,000
Shares issued to officers and directors for services at $0.25 to $0.30 per share	110,000	1,100	29,150	-	-	-	-	30,250
Adjustment for fractional shares issued	4,074	41	(41)	-	-	-	-	-
Shares issued for loan consideration at $0.30 per share	62,500	625	18,125	-	-	-	-	18,750
Shares issued for cash at $0.30 per share	393,334	3,933	114,067	-	-	-	-	118,000
Shares issued for marketing services at $0.30 per share	40,000	400	14,600	-	-	-	-	15,000
Net loss for year ended September 30, 2001	-	-	-	-	-	(875,215)	-	(875,215)
Unrealized loss on market value of investments	-	-	-	-	-	-	(115,773)	(115,773)
Balance, September 30, 2001	2,453,890	$ 24,539	$ 12,198,855	$ -	$ -	$ (11,760,681)	$ (150,162)	$ 312,551

The accompanying notes are an integral part of these financial statements.

CADENCE RESOURCES CORPORATION
(Formerly Royal Silver Mines, Inc.)
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Stock Options	Stock Warrants	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Number of Shares	Amount						
Balance, September 30, 2001	2,453,890	$ 24,539	$ 12,198,855	$ -	$ -	$ (11,760,681)	$ (150,162)	$ 312,551
Shares issued for cash at $0.24 to $0.50 per share	783,000	7,830	234,070	-	-	-	-	241,900
Shares issued to officer for debt at $0.30 per share	300,000	3,000	87,000	-	-	-	-	90,000
Shares issued to officers, consultants and others for services, accrued compensation and prepaid expenses at $0.30 to $0.38 per share	589,184	5,892	205,775	-	-	-	-	211,667
Shares issued for cash with warrants attached at $0.30 per share	2,333,336	23,333	443,333	-	233,334	-	-	700,000
Shares issued to officer for reimbursement of expenses paid for Company at $1.03 per share	6,800	68	6,932	-	-	-	-	7,000
Shares issued for investment at $0.30 per share	400,000	4,000	116,000	-	-	-	-	120,000
Options issued to directors and consultants for services	-	-	-	626,790	-	-	-	626,790
Net loss for the year ended September 30, 2002	-	-	-	-	-	(1,145,451)	-	(1,145,451)
Unrealized loss on market value of investments	-	-	-	-	-	-	(98,392)	(98,392)
Balance September 30, 2002	6,866,210	$ 68,662	$ 13,291,965	$ 626,790	$ 233,334	$ (12,906,132)	$ (248,554)	$ 1,066,065

The accompanying notes are an integral part of these financial statements.

CADENCE RESOURCES CORPORATION
(Formerly Royal Silver Mines, Inc.)
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional				Accumulated Other	Total
	Number of Shares	Amount	Paid-in Capital	Stock Options	Stock Warrants	Accumulated Deficit	Comprehensive Loss	Stockholders' Equity
Balance September 30, 2002	6,866,210	$ 68,662	$ 13,291,965	$ 626,790	$ 233,334	$ (12,906,132)	$ (248,554)	$ 1,066,065
Shares issued for cash with warrants attached at an average of $0.52 per unit	212,500	2,125	56,500	-	51,375	-	-	110,000
Shares issued to officers, directors and others for services at $0.78 to $1.80	496,500	4,965	535,710	-	-	-	-	540,675
Shares issued for loan consideration at $1.08 per share	220,000	2,200	204,800	-	-	-	-	207,000
Shares issued for exercise of options at $0.75 per share	100,000	1,000	142,100	(68,100)	-	-	-	75,000
Shares issued from exercise of warrants	1,956,984	19,569	213,765	-	(233,334)	-	-	-
Shares issued for cash at $0.80 to $2.50 per share, net of financing fee of $347,850	2,525,183	25,252	4,216,347	-	-	-	-	4,241,599
Options issued for financing	-	-	(429,671)	429,671	-	-	-	-
Shares issued for related party loan fee at $1.00 per share	120,000	1,200	118,800	-	-	-	-	120,000
Conversion of shares of Celebration for shares of Cadence common stock	14,250	143	(143)	-	-	-	-	-
Options issued to consultants for services	-	-	-	222,343	-	-	-	222,343
Miscellaneous adjustment	1,200	12	(12)	-	-	-	-	-
Dividends paid on preferred stock	-	-	(6,739)	-	-	-	-	(6,739)
Net loss for the year ended September 30, 2003	-	-	-	-	-	(1,957,555)	-	(1,957,555)
Unrealized gain on market value of investments (unaudited)	-	-	-	-	-	-	29,297	29,297
Balance, September 30, 2003	12,512,827	$ 125,128	$ 18,343,422	$ 1,210,704	$ 51,375	$ (14,863,687)	$ (219,257)	$ 4,647,685

The accompanying notes are an integral part of these financial statements.

CADENCE RESOURCES CORPORATION
(FORMERLY ROYAL SILVER MINES, INC.)
STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (1,957,555)	$ (1,145,451)	$ (875,215)
Adjustments to reconcile net loss to net cash used by operating activities:			
Loss (gain) on sale of equipment	-	-	(115)
Loss (gain) on sale of investments	67,020	(29,890)	85,446
Partnership loss	15,200	-	-
Loss (gain) from mining operations	-	(330,198)	441,038
Gain (loss) on debt forgiveness	4,699	-	-
Depreciation, depletion and amortization	57,310	4,312	402
Issuance of common stock for services	540,675	211,667	142,650
Issuance of common stock for reimbursement of expenses	-	7,000	-
Issuance of common stock for loan consideration	327,000	-	18,750
Issuance of stock options for consulting fees	222,343	626,790	-
Investment given for services	14,700	-	-
Loss on devaluation of investments		-	8,000
Changes in assets and liabilities:			
Oil & gas revenue receivable	(58,452)	(26,123)	-
Receivable from working interest owners	3,164	(16,037)	-
Notes receivable	6,058	(30,000)	(15,000)
Prepaid expenses	21,575	(26,225)	(83,430)
Deposit	6	(6)	(275)
Prepaid mineral leases	(218,796)	(95,022)	-
Accounts payable	1,082	(38,934)	49,742
Revenue distribution payable	54,094	14,835	-
Deferred working interest	(22,184)	22,184	-
Accrued expenses	28,659	50,261	50,000
Interest payable	15,752	-	-
Payable to related parties	(2,500)	-	8,231
Net cash provided (used) by operating activities	(880,150)	(800,837)	(169,776)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of investments	(32,795)	(33,889)	(7,908)
Purchase and development of proved and unproved properties	(629,383)	(127,691)	-
Purchase of mineral leases	-	-	-
Purchase of fixed assets	(182,587)	(172,482)	-
Sale of fixed assets	-	-	3,000
Sale of investments	16,614	86,326	92,453
Net cash provided (used) by investing activities	(828,151)	(247,736)	87,545
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock for cash	4,728,324	708,566	123,000
Issuance of redeemable preferred stock	59,925	-	-
Issuance of warrants for cash	46,125	233,334	-
Payments of preferred stock dividends	(6,739)	-	-
Proceeds from notes payable - related parties	600,000	-	135,000
Payments of notes payable	(140,000)	(45,000)	-
Net cash provided by financing activities	5,287,635	896,900	258,000
Net increase (decrease) in cash	$ 3,579,334	$ (151,673)	$ 175,769

The accompanying notes are an integral part of these financial statements.

CADENCE RESOURCES CORPORATION
(FORMERLY ROYAL SILVER MINES, INC.)
STATEMENTS OF CASH FLOWS

	Year Ended September 30,					
	2003		2002		2001	
Net increase (decrease) in cash (balance forward)	$	3,579,334	$	(151,673)	$	175,769
Cash, beginning of period		40,011		191,684		15,915
Cash, end of period	$	3,619,345	$	40,011	$	191,684
SUPPLEMENTAL CASH FLOW DISCLOSURE:						
Income taxes paid	$	-	$	-	$	-
Interest paid	$	-	$	-	$	-
NON-CASH INVESTING AND FINANCING ACTIVITIES:						
Common stock issued for services rendered, accrued compensation and prepaid expenses	$	540,675	$	211,667	$	142,650
Common stock issued for exchange of debt	$	-	$	90,000	$	-
Common stock issued in exchange for investments	$	-	$	120,000	$	159,000
Common stock issued for reimbursement of expenses paid	$	-	$	7,000	$	-
Common stock issued for loan consideration	$	327,000	$	-	$	18,750
Investment received for mining claims	$	-	$	350,000	$	-
Investment received for note receivable	$	-	$	15,000	$	-
Investment given for related party receivable	$	-	$	8,231	$	-
Investment given for consulting services	$	14,700	$	-	$	-
Stock options issued for services	$	222,343	$	626,790	$	-
Stock options issued for financing fees	$	429,671	$	-	$	-
Exchange of unproved property leases for interest in limited partnership	$	-	$	2,700	$	-
Stock issued for cashless exercise of warrants	$	233,334	$	-	$	-

The accompanying notes are an integral part of these financial statements.

CADENCE RESOURCES CORPORATION
(Formerly Royal Silver Mines, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2003

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Cadence Resources Corporation (formerly Royal Silver Mines, Inc.) hereinafter ("Cadence" or "the Company") was incorporated in April of 1969 under the laws of the State of Utah primarily for the purpose of acquiring and developing mineral properties. The Company changed its name from Royal Silver Mines, Inc. to Cadence Resources Corporation on May 2, 2001 upon obtaining approval from its shareholders and filing an amendment to its articles of incorporation. The Company shall be referred to as "Cadence" or "Cadence Resources Corporation" even though the events described may have occurred while the Company's name was "Royal Silver Mines, Inc." The Company has elected a September 30 fiscal year-end.

On July 1, 2001, Cadence developed a plan for acquisition, exploration and development of oil and gas properties and accordingly began a new exploration stage as an energy project development company. Prior to this, Cadence conducted its business as a "junior" mineral resource company, meaning that it intended to receive income from property sales or joint ventures of its mineral projects with larger companies. The Company continues to hold several mineral properties, which are described in Note 3.

Celebration Mining Company ("Celebration"), a wholly owned subsidiary of Cadence, was incorporated for the purpose of identifying, acquiring, exploring and developing mining properties. Celebration was organized on February 17, 1994 as a Washington corporation. Celebration has not yet realized any revenues from its operations.

On August 8, 1995, Cadence and Celebration completed an agreement and plan of reorganization whereby the Company issued 207,188 shares of its common stock and 72,750 warrants in exchange for all of the outstanding common stock of Celebration. Pursuant to the reorganization, the name of the Company was changed to Royal Silver Mines, Inc. Immediately prior to the agreement and plan of reorganization, the Company had 118,773 common shares issued and outstanding.

The acquisition was accounted for as a purchase by Celebration of Cadence, because the shareholders of Celebration controlled the Company after the acquisition. Therefore, Celebration is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of Cadence in the exchange as the market value approximated the net carrying value. Cadence is the acquiring entity for legal purposes and Celebration is the surviving entity for accounting purposes.

As a result of the Company's entering a new exploration stage on July 1, 2001, the Company elected to dispose of its mineral properties and has accordingly reclassified those remaining properties, which total $246,757 at September 30, 2003, as other assets. The Company has not determined whether these mineral exploration properties contain ore reserves that are economically recoverable, and is in the process of disposing of these properties. The ultimate realization of the Company's investment in these properties cannot be determined at this time and, accordingly, no provision for any asset impairment that may result in the event the

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

Company is not successful in selling these properties has been made in the accompanying financial statements. See Note 3.

The costs of prepaid oil and gas leases ($395,973 and $177,177, respectively) included in the accompanying balance sheets as of September 30, 2003 and September 30, 2002 are principally related to natural gas properties. The Company has not determined whether the properties contain economically recoverable gas reserves. The ultimate realization of the Company's investment in oil and gas properties is dependent upon finding and developing economically recoverable reserves, the ability of the Company to obtain financing or make other arrangements for development and upon future profitable production. The ultimate realization of the Company's investment in oil and gas properties cannot be determined at this time and, accordingly, no provision for any asset impairment that may result in the event the Company is not successful in developing these properties, has been made in the accompanying financial statements.

The Company was in the exploration stage through most of the year ending September 30, 2002. During the fourth quarter of the year ended September 30, 2002, the Company entered a very brief development stage and has since been considered an operating company. For the years ending September 30, 2002 and 2001, the Company's auditors expressed a going concern qualification on the Company's audited financial statements.

In September and October 2003, the Company obtained significant additional capital through a private placement of its stock and paid off all of its substantial debts. Management plans to use the majority of the proceeds from the financing for lease acquisition, and for drilling of wells on the Company's leased oil and gas property in Louisiana, Michigan, and Kansas. The Company has demonstrated that it now has sufficient funds from operations and investments to continue its committed development plans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cadence Resources Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration Stage
The Company began a new exploration stage with the acquisition of oil and gas leases on July 1, 2001. This stage ended during July 2002 with the commenced sale of oil and gas products.

Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Loss Per Share
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding. Outstanding warrants were not included in the computation of diluted loss per share because their inclusion would be antidilutive.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Mineral Properties
Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves. At September 30, 2003, 2002, and 2001, the cost of the Company's mineral properties are included in other assets in the accompanying financial statements, as the Company has changed its focus from minerals exploration to oil and gas.

Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives. Property leases are expensed ratably over the life of the lease.

On the sale or retirement of a complete unit of a proven property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proven property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any unrecorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Provision For Taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

Environmental Remediation and Compliance

Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures resulting from the remediation of existing conditions caused by past operations that do not contribute to future revenue generations are expensed. Liabilities are recognized when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably estimated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Environmental Remediation and Compliance (continued)
Estimates of such liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. These amounts also reflect prior experience in remediating contaminated sites, other companies' clean-up experience and data released by The Environmental Protection Agency or other organizations. Such estimates are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation. Recoveries are evaluated separately from the liability and, when recovery is assured, the Company records and reports an asset separately from the associated liability. At September 30, 2003, the Company had no accrued liabilities for compliance with environmental regulations.

Investments
Investments, principally consisting of equity securities of private and small public companies, are stated at current market value.

Revenue Recognition
Cadence began producing revenues during July 2002. Oil and gas revenues are recorded using the sales method. Under this method, the Company recognizes revenues based on actual volumes of oil and gas sold to purchasers.

Impaired Asset Policy
The Company adopted Statement of Financial Accounting Standards No. 144 titled "Accounting for Impairment of Disposal of Long-Lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amount whenever events or changes in circumstances indicate that an asset may not be recoverable. Because of write-downs and write-offs taken in prior years, the Company does not believe any further adjustments are needed to the carrying value of its assets at September 30, 2003. See Note 3.

Fair Value Standards
The Company has adopted the fair value accounting rules to record all transactions in equity instruments for goods or services.

Principles of Consolidation
The financial statements include those of the Cadence Resources Corporation and Celebration Mining Company. All significant inter-company accounts and transactions have been eliminated. The financial statements are not considered consolidated statements since Cadence Resources Corporation was the successor by merger to Celebration Mining Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications
Certain amounts from prior periods have been reclassified to conform with the current period presentation. These reclassifications have resulted in no changes to the Company's accumulated deficit and net losses presented.

Fair Value of Financial Instruments
The carrying amounts for cash, receivables, deposits, payables, and advances from related parties approximate their fair value.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement No. 133 on Deriviative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At September 30, 2003 and for the periods covered in these statements, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Recent Accounting Pronouncements
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)
beginning after June 15, 2003. The Company has determined that there was no impact on the Company's financial statements from the adoption of this statement.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 149"). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial position or results of operations of the Company.

In December 2002, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standards, No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002. The Company currently reports stock issued to employees under the rules of SFAS No. 123. Accordingly there is no change in disclosure requirements due to SFAS No. 148.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 was issued in June 2002, effective December 31, 2002 with early adoption encouraged. There has been no impact on the Company's financial position or results of operations from adopting SFAS No. 146.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)
In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 44, 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which updates, clarifies and simplifies existing accounting pronouncements. FASB No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded. As a result, FASB No. 64, which amended FASB No. 4, was rescinded as it was no longer necessary. SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", established the accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Since the transition has been completed, SFAS No. 44 is no longer necessary and has been rescinded. SFAS No. 145 amended SFAS No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted SFAS No. 145, which has not had a material effect on the Company's financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 and the adoption did not have a material impact on the financial statements of the Company at September 30, 2003.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 establishes guidelines related to the retirement of tangible long-lived assets of the Company and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. This statement is effective for financial statements issued for the fiscal years beginning after June 15, 2002 and with earlier application encouraged. The Company adopted SFAS No. 143 and the adoption did not have a material impact on the financial statements of the Company at September 30, 2003.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (hereinafter "SFAS No. 141" and "SFAS No. 142"). SFAS No. 141 provides for the elimination of the pooling-of-interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. An early adoption provision exists for companies with fiscal years beginning after March 15, 2001. The adoption of these standards did not have a material effect on the Company's financial statements.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (hereinafter "FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FIN 46.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" (hereinafter "FIN 45"). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and do not have an impact on the financial statements of the Company. The Company does not anticipate issuing any guarantees which would be required to be recognized as a liability under the provisions of FIN 45 and thus does not expect the adoption of this interpretation to have an impact on its results of operations or financial position.

NOTE 3 – MINERAL PROPERTIES

Over the last three years, the Company's mineral properties have for the most part been disposed of or written off as the Company's focus and direction have shifted to oil and gas production.

NOTE 3 – MINERAL PROPERTIES (Continued)

Utah Property
The Company has elected to retain its 25% undivided interest in the Vipont Mine located in northwest Utah. This interest is carried on the Company's books at $246,757 and is included in other assets.

Mineral Properties in North Idaho
At September 30, 2003, the Company, directly and through its subsidiary, Celebration Mining Company, held forty-three unpatented mining claims in the Coeur d'Alene Mining District in distinct groups called the South Galena Group, Moe Group, Rock Creek Group and Palisades Group. The Company has undertaken only minimal exploration and development work on these properties, such as general geological reconnaissance and claim-staking activities. All of these claims have been written off as permanently impaired.

In September 2000, the Company, through its wholly owned subsidiary Celebration Mining Company, entered into a five-year lease agreement with an affiliated company, Oxford Metallurgical, Inc.("Oxford") on its eight-claim Palisades Group property. The lease called for a semi-annual payment of $3,000, or alternatively, the semi-annual payment of 10,000 shares of the common stock of Oxford. Oxford had the right to explore and potentially develop the property under certain conditions. This lease was rescinded during the year ended September 30, 2002.

Other Domestic Properties
In the fourth quarter of the year ended September 30, 2001, the Company elected to write off all of its interests in mineral properties except for the ViPont Mine, Kil Group Claims and West Mullan Group Claims. The net effect of this write down was to record a loss on asset impairment of $432,090 during the year ended September 30, 2001.

On October 31, 2001, the Company sold its Kil Group and West Mullan Group claims to Caledonia Silver-Lead Mines, Inc., an affiliated company. The combined sale price for these claims was 3,501,980 shares of the common stock of Caledonia, having an estimated market value of $0.10 per share and valued at $350,198. The net effect of the transaction was a gain of $330,198. See Note 5.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of property and equipment is determined using the straight-line method over the expected useful lives of the assets of five to ten years. Depreciation expense for the years ended September 30, 2003, 2002, and 2001 was $21,222, $4,303 and $402, respectively.

CADENCE RESOURCES CORPORATION
(Formerly Royal Silver Mines, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2003

NOTE 5 – INVESTMENTS

The Company's investment securities are classified as available for sale securities which are recorded at fair value on the balance sheet as investments. The change in fair value during the period is excluded from earnings and recorded net of tax as a component of other comprehensive income. The Company has no investments which are classified as trading securities.

At September 30, 2003 and 2002, the market values of stock investments were as follows:

	2003	2002	2001
Elite Logistics, Inc.	656	$ 2,950	35,632
Ashington Mining Company	5,709	5,709	7,200
Cadence Resources Corp. LP	-	15,200	-
Enerphaze Corporation	982	5,400	-
Exhaust Technology	-	2,244	-
Integrated Pharmaceuticals, Inc.	9,406	-	4,444
Metalline Mining Company	925	-	-
Nevada-Comstock (formerly Caledonia Silver-Lead Mines, Inc.)	-	350,198	-
Rigid Airship Tech	310	-	-
Sterling Mining Co.	-	4,859	6,300
The Williams Companies, Inc.	-	6,800	-
Trend Mining Company	24,483	54,567	50,167
Western Goldfields, Inc	351,373	866	-
Other investments	610	-	600
Total	394,454	$ 448,793	104,343

The carrying value of these shares are reevaluated at each reporting period and adjustments, if appropriate, are made to the carrying value of these securities. Of all the aforementioned investments owned by the Company at September 30, 2003, only Trend Mining Company, Metalline Mining Company, and Western Goldfields, Inc. are public companies with a trading market.

Other information regarding the Company's investments follows:

Enerphaze Corporation

In October 2001, the Company received 8,000 shares of Enerphaze Corporation common stock in payment of a $15,000 note receivable. In January and February 2002, the Company received 65,000 shares of Enerphaze Corporation common stock in exchange for 400,000 shares of the Company's common stock. No gain or loss was recognized on these transactions.

Nevada-Comstock Mining Company (formerly Caledonia Silver-Lead Mines, Inc.)

The Company on October 31, 2001 received 3,501,980 shares of the $0.10 par value common stock of Caledonia Silver-Lead Mines, Inc. (an affiliated company) in exchange for its Kil Group

NOTE 5 – INVESTMENTS (Continued)

Nevada-Comstock Mining Company (formerly Caledonia Silver-Lead Mines, Inc.)
and West Mullan Group claims. The stock received was recorded at its par value of $350,198 which, in the opinion of management, approximates its fair value. The net effect of the transaction resulted in a gain of $330,198. At September 30, 2003, this investment was written off as the investment company is dormant and there is no way to value the shares.

Western Goldfields, Inc.
In 2002, the Company exchanged fully depreciated mining equipment for shares of a privately held business, Calumet Mining Company, which was eventually acquired by Western Goldfields, Inc. Upon completion of the acquisition the Company received 160,000 shares of Western's common stock. At the time, Western's stock had experienced minimal trading and had a limited market for its stock. During the year ended September 30, 2003, Western's trading volume has substantially increased. The current value of this stock is included in the attached financial statements as an unrealized gain on market value of investments. In addition during 2003, the Company acquired an additional 21,200 shares of Western stock for $24,730.

Cadence Resources Corporation Limited Partnership
On August 8, 2002, the Company formed a limited partnership in the State of Washington whereby the Company became the managing general partner and an outside individual investor became the initial limited partner. In connection with the formation of the Partnership, the Company agreed to contribute $12,500 and its leasehold interest in an oil well ("2B", which ultimately was a dry hold) in Wilbarger County, Texas and the limited partner contributed $250,000 in cash. The entity, Cadence Resources Corporation Limited Partnership (hereinafter "CRCLP" or "the Partnership") was formed to invest in oil and gas properties in Texas and Louisiana. The limited partner's interest was purchased by the Company in a transaction with an effective date of September 30, 2003, at which time the Company held all of the general partner interests and limited partner interests in the Partnership. See Note 13.

Other Limited Partnerships
During the year ended September 30, 2003, the Company formed four other limited partnerships in the State of Washington whereby the Company became the managing general partner and an outside individual investor became the initial limited partner. The entities, Cadence West Electra Partners LP, Cadence Antrim Partners 1 LP, Cadence Antrim Partners 2 LP and Cadence Antrim Partners 3 LP were formed to invest in oil and gas properties. As of September 30, 2003, these entities have not begun activities.

NOTE 6 - COMMON STOCK

During the year ended September 30, 2001, the Company issued 284,375 shares of common stock to officers, directors, consultants and others for services and 532,500 shares of common stock were issued to officers for loan consideration, investments and cash. The Company also issued 40,000 shares of its common stock pursuant to terms of a consulting agreement and sold

NOTE 6 - COMMON STOCK (Continued)

393,334 shares of its common stock for cash. The shares were valued at their fair market value at the date of issuance, which ranged from $0.25 to $1.40.

On April 23, 2001, the Company's board of directors authorized a 1-for-20 reverse stock split of the Company's $0.01 par value common stock. All references in the accompanying financial statements and notes to the number of common shares and per-share amounts have been restated to reflect the reverse stock split. The Company also approved an increase in the number of its authorized common stock shares to 100,000,000.

During the year ended September 30, 2002, the Company issued 589,184 shares of its common stock to officers, consultants and others for services and prepaid expenses valued at $211,667, 400,000 shares of its common stock for an investment, 6,800 shares of its common stock to an officer for reimbursement of expenses valued at $7,000 and 300,000 shares of its common stock to an officer in payment of a note payable. These transactions were valued in accordance with a plan for stock issuance previously approved by the board of directors. The Company also sold 783,000 shares of its common stock for $241,900.

During the year ended September 30, 2002, the Company also sold 2,333,336 "units" to investors, two officers of the Company and another entity under common control at $0.30 per unit in a private placement. Each unit consists of one share of common stock and one warrant exercisable at $0.30 per common share for five years. Sales of these units generated cash proceeds of $700,000. Two officers of the Company and another entity under common control invested $50,000 in these common stock units. (See Note 9.)

During the year ended September 30, 2003, the Company sold 212,500 "units" to investors at prices ranging from $0.50 to $0.80 per unit in a private placement. Each unit consists of one share of common stock and one warrant exercisable at $1.35 per common share for three years. Sales of these units generated cash proceeds of $110,000. Warrants previously issued (2,320,175) were exercised for 1,956,984 shares of common stock in "cashless" redemptions. (See Note 9.) During this same period the Company sold 2,625,183 shares of its common stock for $4,316,599 net of expenses of $347,850. The Company also issued 496,500 shares of its common stock to officers, directors and consultants for services valued at $540,675 and 220,000 shares for loan consideration valued at $207,000. In addition, the Company issued to a related party an additional 120,000 shares valued at $120,000 as an inducement for a loan. The value of this inducement was used to reduce the payable to related party.

NOTE 7 – REDEEMABLE PREFERRED STOCK

On April 23, 2001, the Company's board of directors authorized 20,000,000 shares of preferred stock with a par value of $0.01 per share and rights and preferences to be determined. No shares

NOTE 7 – REDEEMABLE PREFERRED STOCK (Continued)

were issued and outstanding as of September 30, 2002. During the year ended September 30, 2003, the Company issued 34,950 shares of its preferred stock to investors at prices ranging from $1.50 to $2.00 per share for aggregate proceeds of $59,925. The shares bear a preferred dividend of 15% per annum and are convertible to common stock at a price of $1.50 per share under certain terms and conditions.

The Class A shares mature seven years from the date of issuance. At maturity, the Class A shares will be redeemed for cash or common stock at Cadence's option in an amount equal to the amount paid by the investors for the shares plus any accrued and unpaid dividends. If shares of common stock are to be issued at maturity, the conversion price shall be determined by the average closing bid price for the 20 trading days prior to the maturity date.

At September 30, 2003, the Company had no accrued dividends payable to preferred shareholders.

NOTE 8 - COMMON STOCK OPTION AND AWARD PLAN

In January 1992, the shareholders of Cadence approved a 1992 Stock Option and Stock Award Plan under which up to ten percent of the issued and outstanding shares of the Company's common stock could be awarded based on merit or work performed. As of September 30, 2002, only 638 shares of common stock had been awarded under the Plan.

The Company has a stock-based compensation plan whereby the Company's board of directors may grant common stock to its employees and directors. At September 30, 2001, a total of 72,750 options have been granted under the plan. These options have been forfeited and none have been exercised through the year ending September 30, 2002. The old existing options are attributed to the merger of Celebration Mining Company with Royal in August 1995.

During the year ended September 30, 2002, the Company's board of directors chose to make option awards to select officers, directors, consultants and shareholder/investors. These options were not awarded pursuant to a qualified plan and carry various terms and conditions. The Company granted a total of 750,000 options at an average exercise price of $1.08 per share. These options were exercisable immediately. The Company's board of directors has reserved the right to cancel these awards for non-performance or other reasons.

The fair value of each option granted during fiscal 2002 and the year ended September 30, 2003 was estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value during fiscal 2002: risk-free interest rate of 5%, volatility of 100%, expected life of 3 to 5 years, and no expected dividends. The value of these options in the amount of $626,790 was included in operating expense in the

CADENCE RESOURCES CORPORATION
(Formerly Royal Silver Mines, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2003

NOTE 8 - COMMON STOCK OPTION AND AWARD PLAN (Continued)

financial statements. The following assumptions were made in estimating fair value during the year ended September 30, 2003: risk-free interest rate of 3% to 4%, volatility of 106% to 337%, expected life of 4 to 5 years and no expected dividends. The value of these options in the amount of $222,343 was included in the Company's statement of operations for 2003.

The value of options issued for financing fees in the amount of $429,671 is deducted against additional paid in capital, as a cost of selling common stock.

Following is a summary of the stock options during the years ended September 30, 2003, 2002, and 2001:

	Number of Options	Weighted Average Exercise Price
Outstanding at 10/1/2000	60,000	$ 18.60
Granted	-	-
Exercised	-	-
Expired or forfeited	-	-
Outstanding at 9/30/2001	60,000	$ 18.60
Options exercisable at 9/30/2001	60,000	$ 18.60
Weighted average fair value of options granted during the year ended 9/30/2001	$ -	
Outstanding at 10/1/2001	60,000	$ 18.60
Granted	750,000	1.08
Exercised	-	-
Expired or forfeited	(60,000)	18.60
Outstanding at 9/30/2002	750,000	$ 1.08
Options exercisable at 9/30/2002	750,000	$ 1.08
Weighted average fair value of options granted during the year ended 9/30/2002	$ 0.84	
Outstanding at 10/1/2002	750,000	$ 1.08
Granted	287,140	2.23
Exercised	(100,000)	(0.68)
Expired or forfeited	-	-
Outstanding at 9/30/2003	937,140	$ 1.47
Options exercisable at 9/30/2003	937,140	$ 1.47
Weighted average fair value of options granted during the year ended 9/30/2003	$ 2.27	

NOTE 8 - COMMON STOCK OPTION AND AWARD PLAN (Continued)

Exercise Date	Number of Shares	Weighted Average Price per Share
On or before June 21, 2005	200,000	$1.50
On of before August 1, 2005	50,000	$1.50
On or before March 1, 2007	300,000	$0.75
On or before July 8, 2007	100,000	$1.35
On or before June 18, 2007	50,000	$1.70
On or before June 1, 2007	75,000	$2.00
On or before September 30, 2008	162,140	$2.50

In July 2003, 100,000 of the outstanding options were exercised for the purchase of 100,000 shares of the Company's common stock.

Prior to April 2001, a total of 72,750 options were granted by the board to officers, directors and other consultants. As shown above, the 60,000 options remaining were forfeited during the fiscal year ending September 30, 2002.

The following table gives information about the Company's common stock that may be issued upon the exercise of options under all of the Company existing stock option plans as of September 30, 2003.

Exercise Prices	Number of Options	Weighted Average Exercise Price	Remaining Contractual Life (in years)	Number Exercisable	Weighted Average Exercise Price
$0.75	300,000	$ 0.75	3.42	300,000	$0.75
1.35	100,000	1.35	3.75	100,000	1.35
1.50	200,000	1.50	1.75	200,000	1.50
1.50	50,000	1.50	1.83	50,000	1.50
1.70	50,000	1.70	3.75	50,000	1.70
2.00	75,000	2.00	3.67	75,000	2.00
2.50	162,140	2.50	5.0	162,140	2.50
	937,140	$1.47	3.32	937,140	$1.47

Stock Award Plan

During the year ended September 30, 2001, the Company's board of directors approved the issuance of 15,000 shares of the Company's common stock per quarter to each entitled director as compensation for service to the Company and 5,000 shares of the Company's common stock per quarter to officers in addition to their salaried compensation for services.

NOTE 9 – WARRANTS

During the year ended September 30, 2002, the Company issued 2,333,336 shares of stock with 2,333,336 warrants attached. These warrants were valued at $233,334 using the Black-Scholes Option Price Calculation. The following assumptions were made in estimating fair value: risk free interest rate is 5%, volatility is 100% and expected life is 5 years. These warrants may be used in a cashless exercise to purchase 2,333,336 shares of the Company's common stock at $0.30 per share. The warrants remain exercisable through April 15, 2007. During the year ended September 30, 2003, all of these warrants were exercised in cashless exercises in accordance with the terms of the warrants and 1,956,984 shares of the Company's common stock were then issued to the warrant holders. As of the date of these financial statements, none of these warrants remain outstanding and exercisable.

During the year ended September 30, 2003, the Company issued 212,500 shares of stock with 212,500 warrants attached, and 25,000 warrants related to a July 2002 purchase. The warrants were valued at $51,375 using the Black-Scholes Option Price Calculation. The following assumptions were made is estimating fair value: risk free interest rate is 5%, volatility is 100% and expected life is 3 years. These warrants may be used to purchase 237,500 shares of the Company's common stock at $1.35 per share. The warrants remain exercisable through October 15, 2005. As of the date of these financial statements, all of these warrants remain outstanding and exercisable.

NOTE 10 – OIL AND GAS PROPERTIES

The Company's oil and gas producing activities are subject to laws and regulations controlling not only their exploration and development, but also the effect of such activities on the environment. Compliance with such laws and regulations may necessitate additional capital outlays, affect the economics of a project, and cause changes or delays in the Company's activities. The Company's oil and gas properties are valued at the lower of cost or net realizable value.

Louisiana

During the fourth quarter of the year ended September 30, 2001, the Company began leasing acreage in a natural gas field in Desoto Parish, Louisiana. As of the date of these financial statements, the Company has leased over 4,250 acres. At September 30, 2003 and September 30, 2002, Louisiana leases of $350,675 and $169,077, respectively, are included in the attached financial statements as prepaid mineral leases. In June 2003, under the terms of a joint operating agreement with Bridas Energy USA, Bridas commenced drilling the first of five wells. The first three wells are now in the process of being completed with small amounts of production being generated. The Company has a 25% working interest in and 20% net revenue interest in the first two wells drilled. In the third, fourth and fifth wells, the Company has a 45% working interest and 36% net revenue interest. Bridas is the operator of all of Cadence's properties in Louisiana.

NOTE 10 – OIL AND GAS PROPERTIES (Continued)

Texas

During the year ended September 30, 2002, the Company acquired an exploration permit and lease option agreement for an oil well project in Wilbarger County, Texas known as the Waggoner Ranch Project. During the quarter ended March 31, 2002 under the terms of a joint operating agreement with the W.T. Waggoner Estate, Waggoner drilled an initial test well. By September 30, 2003, Waggoner had drilled a total of seven wells in Wilbarger County, of which five were producing oil. The W.T. Waggoner Estate is the operator of all of Cadence's properties in Wilbarger County and the sole purchaser of all production from these properties.

During the year ended September 30, 2002, the Company sold 40% of the working interest in its initial well in this area (known as the "1A" well) to private investors and two officers of the Company for $210,000. The Company's initial cost in the portion of the prospect sold totaled $3,200.

At September 30, 2003 and September 30, 2002, the Company recorded a receivable from third party working interest owners in the amount of $12,873 and $16,037, respectively, to reflect some sales of the prospect's partial interest. This initial well was placed in production during July 2002. Two additional exploratory wells (the "2A" and "1B") were drilled by Waggoner on the property with the Company retaining 100% of the working interest. The 1B was successfully placed in production and the 2A was converted to a salt-water disposal well. Subsequent efforts were made to drill the "2B" well (the Company's fourth well) which was funded through the Cadence Resources Corporation Limited Partnership. This well was unsuccessful.

During February 2003, the Company completed the West Electra Lake Well on the Waggoner Ranch Project. The Company entered into a 45% working interest joint operating agreement with the Waggoner Ranch for the operations conducted on this acreage. In the quarter ending September 30, 2003, the Company drilled and completed two additional wells on the West Electra Lake joint venture operating area on the Waggoner Ranch. The Company owns a 50% working interest in these last two wells.

At September 30, 2003 and 2002, prepaid oil and gas leases relating to Texas property of, $4,500 and $8,100, respectively, are included in the attached financial statements. See Note 13.

Michigan

In December 2002, the Company began participating in a natural gas drilling program in Alpena County, Michigan with Aurora Energy, Ltd. As of September 30, 2003, Cadence had a 22.5% working interest (before payout, 20% after payout), 18% net revenue interest (before payout, 16% after payout), in six producing wells in Alpena County. Production commenced from this field in June 2003. Aurora is the operator of all of Cadence's properties in Alpena County. At

NOTE 10 – OIL AND GAS PROPERTIES (Continued)

Michigan (continued)
September 30, 2003, Michigan leases totaling $29,687 are included in the attached financial statements as prepaid mineral leases. See Note 12.

Kansas
During the year ended September 30, 2003, the Company leased 2,270 acres of land in the Anadarko Basin in west central Kansas. No drilling has commenced on any of this acreage. Cadence holds a 100% working interest and 82% net revenue interest in these leases. At September 30, 2003, $11,111 of leases in Kansas are included in the attached financial statements as prepaid mineral leases.

NOTE 11 – OIL AND GAS PRODUCING ACTIVITIES

The Securities and Exchange Commission defines proved oil and gas reserves as those estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recovered in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

The Company has retained the services of an independent petroleum consultant to estimate its oil reserves in Texas at September 30, 2003. Natural gas reserves have not been estimated because there has been no independent study performed of the Company's reserves of natural gas. The oil reserve estimates include reserves in Texas in which Cadence holds an economic interest under lease and operating agreements.

Proved reserves do not include amounts that may result from extensions of currently proved areas or from application of enhanced recovery processes not yet determined to be commercial in specific reservoirs.

Cadence has no supply contracts to purchase petroleum or natural gas from foreign governments.

NOTE 11 – OIL AND GAS PRODUCING ACTIVITIES (Continued)

The changes in proved reserves for the years ended September 30, 2003 and 2002 including the reserves at September 30, 2002 were as follows and as estimated by the management of Cadence:

	Petroleum Liquids (Mbarrels) United States	Natural Gas (MMCF) United States
Reserves at October 1, 2001	-	-
Extensions and discoveries	101	-
Production/sales	(3)	-
Reserves at September 30, 2002	98	-
Reserves at October 1, 2002	98	-
Revision of previous estimate	(21)	-
Production/sales	(11)	-
Reserves at September 30, 2003	66	-

All reserves shown at September 30, 2003 are proved developed reserves.

The aggregate amounts of capitalized costs relating to oil and gas producing activities and the related accumulated depreciation, depletion and amortization as of September 30, 2003 and 2002 were as follows:

	September 30, 2003	September 30, 2002
Proved properties	$ 290,747	$ 48,694
Unproved properties	1,133,836	78,997
Wells and related equipment and facilities	202,886	67,374
Support equipment and facilities	151,963	105,108
Prepaid oil and gas leases	395,971	177,177
Accumulated depreciation, depletion and amortization	(61,611)	(4,312)
Total capitalized costs	$ 2,113,792	$ 473,038

NOTE 11 – OIL AND GAS PRODUCING ACTIVITIES (Continued)

Costs both capitalized and expensed, which were incurred in oil and gas-producing activities during the years ended September 30, 2003, 2002 and 2001, are set forth below. Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activity and drilling exploratory wells. Development costs include costs of drilling and equipping development wells and construction of production facilities to extract, treat and store oil and gas.

	September 30, 2003	September 30, 2002	September 30, 2001
Property acquisition costs:			
Proved properties	$ -	$ 8,000	$ -
Unproved properties	319,188	245,483	84,503
Exploration costs	139,010	456,086	-
Development costs	1,479,030	306,761	-
Operating expenses	281,143	12,279	-
Total expenditures	$ 2,218,371	$ 1,028,609	$ 84,503

There were no results of operations for oil and gas producing activities (including operating overhead) for the year ended September 30, 2001 since exploration and development activities had not commenced.

Results of operations for oil and gas producing activities (including operating overhead) for the year ended September 30, 2003 were as follows:

Revenues	$ 387,355
Depreciation, depletion and amortization	(57,310)
Oil & gas lease expenses	(302,204)
Exploration and drilling	(109,968)
Oil and gas production expenses	(34,577)
Other operating expenses	(79,334)
Total expenses	583,393
Results before income taxes	(196,038)
Income tax expense	-
Results of operations from oil and gas producing activities	$ (196,038)

Standardized Measure of Future Net Cash Flows	
Future cash flows	$ 1,930,539
Future development and production costs	(469,039)
Future income tax expense	-
Future net cash flows	1,461,500
10% annual discount	213,000
Standardized measure of discounted future net cash flows	$ 1,248,500

NOTE 11 – OIL AND GAS PRODUCING ACTIVITIES (Continued)

Future net cash flows were computed using fiscal year-end prices of West Texas Intermediate crude. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the fiscal year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is normally calculated by applying fiscal year-end statutory tax rates (adjusted for permanent differences and tax credits) to estimated future pretax net cash flows related to proved oil and gas reserves, less the tax basis of the properties involved.

These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the SEC. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flows to Cadence. Management's investments and operating decisions are based on reserves estimated that include proved reserves prescribed by the SEC as well as probable reserves, and on different price and cost assumptions from those used here.

It should be recognized that applying current costs and prices and a 10% standard discount rate does not convey absolute value. The discounted amounts arrived at are only one measure of the value of proved reserves.

NOTE 12 – NOTES PAYABLE – RELATED PARTIES

All of the Company's notes payable are considered short-term. At September 30, 2003, notes payable consisted of the following:

Nathan Low Family Trust (a shareholder of the Company), secured by assignment of a prorata interest in gas producing properties located in Alpena County, Michigan, interest at 8%, dated February 24, 2003, originally due on April 4, 2003, Extended to December 31, 2003.	$ 50,000
Kevin Stulp (a shareholder of the Company), interest at 8%, dated February 24, 2003, originally due on April 5, 2003, extended to December 31, 2003.	25,000
Howard Crosby (an officer and shareholder of the Company), interest at 8%, dated February 24, 2003, originally due on April 5, 2003, extended to December 31, 2003.	25,000

NOTE 12 – NOTES PAYABLE – RELATED PARTIES (Continued)

Howard Crosby (an officer and shareholder of the Company), unsecured, interest at 5%, dated January 9, 2003, originally due on February 28, 2003, extended to December 31, 2003.	60,000
CGT Management Ltd., unsecured, interest at 10%, dated July 16, 2003 (paid in full October 2, 2003).	300,000
Total	$ 460,000

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Prospective Penalty

In September and October 2003, the Company sold 1,721,400 shares of its common stock for a total of $4,303,500. In the securities purchase agreement for the stock, Cadence committed to pay the purchasers in the offering a monthly penalty equal to 1% of the total proceeds raised in the offering if the Securities and Exchange Commission did not declare effective by December 14, 2003 a registration statement (Form SB-2) which Cadence filed on October 30, 2003.

Under the terms of the securities purchase agreement, the penalty of $43,035 per month could be prorated for a partial month and would continue until the registration statement was declared effective.

Litigation

The Company was a defendant in a lawsuit alleging that the Company failed to transfer common stock in exchange for a mining property interest. In June 1999, Box Elder County Superior Court rejected the plaintiff's lawsuit and let stand the Company's countersuit alleging fraudulent misrepresentation. Although the plaintiff filed an appeal (regarding the originally filed lawsuit), the Utah Supreme Court rejected the appeal in a judgment rendered on July 31, 2001.

The Company's countersuit, which sought both full title to the aforementioned mineral property and compensatory damages as well as punitive damages, was rejected in a jury trial in October 2002. Although the Company filed an appeal, it expects the jury verdict will stand. As a result, the Company has and will continue to hold an undivided 25% interest in the Vipont Mine. See Note 3.

Environmental Issues

The Company is engaged in oil and gas exploration and may become subject to certain liabilities as they relate to environmental cleanup of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In the Company's acquisition of existing or previously drilled wells, the Company may not be aware of

NOTE 13 - COMMITMENTS AND CONTINGENCIES (Continued)

Environmental Issues (continued)
what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated.

The Company could incur significant costs, including cleanup costs resulting from a release of hazardous material, third-party claims for property damage and personal injuries fines and sanctions, as a result of any violations or liabilities under environmental or other laws. Changes in or more stringent enforcement of environmental laws could also result in additional operating costs and capital expenditures. In the course of routine oil and natural gas operations, surface spills and leaks, including casing leaks, of oil or other materials do occur, and the Company may incur costs for waste handling and environmental compliance.

The Company was previously engaged in exploration of mineral properties. These properties are classified as assets from discontinued operations or were previously written off as permanently impaired. Although the Company has discontinued the exploration of mineral properties, the possibility exists that environmental cleanup or other environmental restoration procedures could remain to be completed or be mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of this report, the Company is not aware of any environmental issues related to any of its assets from discontinued operations.

Capital Commitments
At September 30, 2003, the Company's future capital commitments are dependent upon the Company's decision to proceed with additional well development. See Note 10. No accruals have been made in the accompanying financial statements for these amounts.

Lease Commitments
The Company began leasing office facilities in Walla Walla, Washington commencing in June 2001. The agreement is a three-year lease with monthly payments of $400. Total rent paid for this office space during the year ended Sept 30, 2003 and 2002 was $4,800.

The Company began leasing additional office space in Hilton Head Island, South Carolina in August 2003. The one-year lease calls for monthly rental payments of $550. For the year ended September 30, 2003, the Company expended $1,100 for this rental space.

Cadence Resources Corporation Limited Partnership
On August 8, 2002, the Company formed a limited partnership in the State of Washington whereby the Company became the managing general partner and an outside individual investor became the initial limited partner. The entity, Cadence Resources Corporation Limited Partnership ("CRCLP" or the "Partnership") was formed to invest in oil and gas properties in Texas and Louisiana. See Notes 5 and 11.

NOTE 13 - COMMITMENTS AND CONTINGENCIES (Continued)

Cadence Resources Corporation Limited Partnership (continued)
In connection with the formation of the Partnership, the Company agreed to contribute $12,500 in cash and its leasehold interest in an oil well ("2B", which ultimately was a dry hole) in Wilbarger County, Texas and the limited partner contributed $250,000 in cash.

The terms of the Partnership agreement provide that 90% of initial income and expenses will be allocated to the limited partner and further provide that, after the limited partner's receipt of funds invested and an 11% return on his investment, subsequent Partnership profits and losses will be allocated 90% to the general partner and 10% to the limited partner. In order to ensure repayment of the limited partner's investment, Cadence agreed to grant to the limited partner a security interest in the equipment and fixtures affixed to wells 1A and 1B in Wilbarger County and agreed to contribute the Company's share of the cash flows it receives from these two wells to the Partnership. The Company holds a 60% working interest in well 1A and a 100% working interest in well 1B. See Notes 5 and 11.

Effective September 30, 2003, Cadence purchased the limited partner's interest in the Partnership and thereby terminated the limited partner's aforementioned security interest. In this transaction, Cadence made a cash payment of $250,000 in October 2003 to the limited partner and received, from the limited partner his 5% working interest in the West Electra Lake #1 oil well in Wilbarger, Texas.

In connection with the aforementioned transaction, Cadence also repaid in October 2003 to the limited partner the unsecured sum of $300,000. These funds were previously advanced to the Partnership in June 2003 for the exploration of natural gas interests in the Black Bean Unit in Michigan in return for the limited partner's receiving 120,000 shares of Cadence stock and a working interest in each well drilled in the unit. Upon repayment of the $300,000 advance, the limited partner's working interest in each well drilled in the Black Bean Unit was fixed at 2%.

Consulting Commitments
In June 2002, the Company entered into an agreement with Memphis Consulting Group ("Memphis") for financial consulting and public relations services beginning on August 1, 2002 through August 1, 2003. The agreement called for monthly payments of $3,000, and an initial 50,000 stock options exercisable through August 1, 2005 at $1.50 per share. See Note 8. This agreement was terminated during the quarter ended March 31, 2003.

In September 2001, the Company entered into a consulting agreement with American Financial Group for promotion to investors. The agreement called for monthly payments of $2,000 to cover all expenses, 20,000 shares of the Company's common stock (which were issued in October 2001) and an override of 2.5% of monies raised in private placements from referrals or directed business. The agreement was terminated during the quarter ended March 31, 2003.

NOTE 13 - COMMITMENTS AND CONTINGENCIES (Continued)

Consulting Commitments (continued)
In June 2003, the Company entered into a corporate advisory agreement with Proteus Capital Corp. calling for a monthly fee of $3,000 in cash and 2,000 restricted shares of the common stock of the Company. Additionally, Proteus received an option for 50,000 shares exercisable at $1.75 for a period of four years, such shares bearing certain registration rights should the Company file a registration statement on behalf of other shareholders.

Lucius C. Geer, a consultant to the Company who manages its acquisition, exploration and production operations, has entered into several agreements with Cadence and has contractually received a 2% overriding royalty interest in oil, gas and mineral leases in Wilbarger County, Texas and a 1% overriding royalty interest in oil and gas leases in Desoto Parish, Louisiana. Effective August 1, 2003, an agreement provides that Geer will work for Cadence for $7,500 per month plus an overriding royalty interest of 2% of the sales price received for all oil, gas and minerals from leases which Geer acquires for Cadence.

Other Limited Partnerships
During the quarter ended June 30, 2003, the Company formed four other limited partnerships in the state of Washington whereby the Company became the managing general partner and an outside individual investor became the initial limited partner. The entities, Cadence West Electra Partners LP, Cadence Antrim Partners 1 LP, Cadence Antrim Partners 2 LP and Cadence Antrim Partners 3 LP were formed to invest in oil and gas properties. As of September 30, 2003, these entities have not begun activities. See Note 5.

Other Commitments
The Company entered into an exploration agreement with the W.T. Waggoner Estate (Waggoner) and its trustees on August 1, 2002. This agreement calls for exploration of the West Electra Lake Project located in Wilbarger County, Texas. See Note 10.

On August 13, 2002, the Company entered into a public relations retainer agreement for one year whereby the Company agreed to issue 60,000 shares of its common stock during this period for services received. The agreement also calls for reimbursement of expenses incurred pursuant to terms of this agreement. This agreement was terminated in the quarter ending September 30, 2003.

NOTE 14 – SETTLEMENT AGREEMENT

Fausett International, Inc.
During June 2001, the Company entered into a settlement agreement wherein the Company relinquished all claims to the Crescent Mine (located in Shoshone County, Idaho) under a previously executed lease and delivered to counsel for Fausett International, Inc. (hereinafter "Fausett"), a quitclaim deed to the Crescent Mine. Upon receipt of the quitclaim deed, Fausett

NOTE 14 – SETTLEMENT AGREEMENT (Continued)

Fausett International, Inc. (continued)
transferred all interest in the Crescent Mine to Shoshone County and surrendered to the Company 8,600 shares of the Company's common stock held by Fausett and an officer of Fausett. The settlement agreement released the Company from further obligations under the lease agreement. It also contained a general release in favor of the Company from the Environmental Protection Agency and from Shoshone County.

NOTE 15 – RELATED PARTY TRANSACTIONS

The Company previously sublet office space on a month-to-month basis from one of its officers in Walla Walla, Washington for $400 per month through May 2001.

During the year ended September 30, 2002, the Company sold several mineral properties located in Shoshone County, Idaho to Caledonia Silver-Lead Mines, Inc., later renamed Nevada-Comstock Mining Company. Two officers of the Company collectively own 2.4% of this entitity and Cadence owns 35%. See Note 5.

Two officers of the Company collectively own in excess of 40% of the stock of Dotson Exploration Company and they are the sole officers and directors of Dotson. Dotson owns 109,000 shares of the Company's common stock. During fiscal year 2002 and the first quarter of fiscal year 2003, Cadence repaid Dotson a loan in the amount of $10,000 and made two new loans to Dotson, one for $35,000 and one for $20,000, each at an interest rate of 10% per annum. Dotson transferred to Cadence marketable securities in the form of common stock of two unaffiliated companies, Enerphaze Corporation and The Williams Companies, Inc., valued by Cadence's board of directors at $33,380, as partial payment of the amount loaned. During the nine months ended June 30, 2003, Dotson repaid the $20,000 loan in cash. At September 30, 2003, Dotson owed Cadence $3,720, which amount is payable on demand and bears interest at 10% per annum.

Because Dotson Exploration Company, Oxford Metallurgical, Inc. and Nevada-Comstock Mining Company are controlled by two officers of Cadence, these transactions cannot be considered to be the product of an arms-length negotiation.

In October 2001, Cadence issued 200,000 shares of its common stock to Mr. Crosby for cash in the amount of $60,000. On January 15, 2002, Cadence issued 100,000 shares of its common stock to Mr. Crosby in payment of a loan made to Cadence in the principal amount of $30,000 in November 2001. On January 22, 2002, Mr. Crosby made an additional loan of $30,000 bearing interest at 8% for which Cadence issued him 15,000 shares valued at $4,500 as an inducement to making the loan.

NOTE 15 – RELATED PARTY TRANSACTIONS (Continued)

In January 2002, Cadence transferred 41,667 shares of the common stock it owned in Trend Mining Company, of which Mr. Ryan is a director, to Mr. Ryan in payment of past due salary of $16,000. Further, in October 2001, Mr. Ryan transferred marketable securities of Enerphaze Corporation valued at $90,000 to Cadence in exchange for 300,000 shares of Cadence, which shares are held by J.P. Ryan Company, Inc. held 100% by John Ryan, Andover Capital Corporation held 100% by John Ryan, and Dotson Exploration Company.

In April 2002, Mr. Crosby purchased 83,334 Cadence investment units and Mr. Ryan purchased 43,334 Cadence investment units at $0.30 per unit consisting of one share of common stock and one warrant exercisable at $0.30. The warrants contained a provision which allowed cashless exercise when and if Cadence common stock traded at or above $1.50 per share. Also, in April 2002, Cadence issued to Mr. Ryan 6,800 shares of its common stock in repayment of 6,800 Cadence shares owned by Mr. Ryan that he had transferred to third parties to pay Cadence invoices.

On August 8, 2002, the Company formed a limited partnership whereby the Company became the managing general partner and an outside individual investor became the initial limited partner. In connection with the formation of the Partnership, the Company contributed $12,500 and agreed to contribute its leasehold interest in an oil well ("2B", which ultimately was a dry hole) in Wilbarger County, Texas. See Notes 5, 11 and 13. During the year ended September 30, 2003, the limited partner advanced $300,000 to the limited partnership in exchange for a note payable. This note is unsecured and bears interest at 10%. The proceeds from this note were used to purchase an interest in the Company's Michigan properties. This amount reflected in the attached financial statements as a payable to related party was repaid in October 2003.

During fiscal 2003, Mr. Crosby made two loans to Cadence. One loan in December 2002 was in the principal amount of $70,000, bearing interest at 5% and the other loan made in February 2003 was in the principal amount of $50,000 bearing interest at a rate of 8%. Cadence issued 14,000 shares of its common stock valued at $10,920, as an inducement to making the $70,000 loan and 20,000 shares valued at $15,600, as an inducement to making the $50,000 loan. Cadence repaid $60,000 and has agreed to issue 4,000 shares of its common stock in repayment of the remaining $10,000 principal amount outstanding on the $70,000 loan. Cadence repaid $25,000 of the $50,000 loan in cash and has offered to issue 25,000 shares of its common stock to repay the remaining $25,000 principal amount outstanding.

In February 2003, Mr. Kevin Stulp, a director, made a bridge loan to Cadence in the principal amount of $50,000, bearing interest of 8% per annum. Cadence issued 20,000 shares of its stock valued at $15,600 to Mr. Stulp as an inducement to making the loan. Cadence later repaid $25,000 of the $50,000 loan. In July 2003, Mr. Stulp exercised a warrant to purchase 100,000 shares of common stock at $.75 per share.

NOTE 15 – RELATED PARTY TRANSACTIONS (Continued)

In October 2002, the Nathan A. Low Roth IRA and various entities controlled by Thomas Kaplan, shareholders of Cadence, exercised warrants in separate cashless transactions whereby each party surrendered a total of 175,676 shares of common stock valued at $325,000 to exercise warrants for the acquisition of 1,083,334 shares of Cadence common stock..

Other related party transactions are disclosed in Notes 3, 5, 6, 12 and 13.

NOTE 16 – GAIN ON DEBT FORGIVENESS

During the year ended September 30, 2002, a vendor of the Company chose to forgive interest charges on its delinquent account. This transaction resulted in the recognition of other income of $6,109.

NOTE 17 – INCOME TAXES

At September 30, 2003, the Company had net deferred tax assets calculated at an expected rate of 34% of approximately $5,134,000 as indicated below. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at September 30, 2003.

The significant components of the deferred tax asset at September 30, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Net operating loss carryforwards	$ 2,829,000	$ 1,423,000	$ 1,372,000
Stock options and warrants issued	622,000	172,000	-
Section 1231 loss carryforwards	151,000	89,000	155,000
Capital loss carryforwards	1,532,000	887,000	881,000
Total deferred tax asset	5,134,000	2,571,000	2,408,000
Less valuation allowance	5,134,000	2,571,000	2,408,000
Net deferred tax asset	$ -	$ -	$ -

At September 30, 2003, the Company has net operating loss carryforwards of approximately $8,300,000, which expire in the years 2009 through 2023. In addition, the Company has net Section 1231 loss carryforwards of approximately $446,000, which expire in the years 2005 through 2006, and net capital loss carryforwards of approximately $4,506,000, which expire in the years 2004 through 2008. The change in the allowance account from September 30, 2002 to

NOTE 17 – INCOME TAXES (Continued)

September 30, 2003 was $2,563,000, which was in part due to a change in management's estimates of expected tax rates.

The Company may have had a control change as defined under the Internal Revenue Code, because of new stock issuances and changes in ownership. The effect of such control changes have not been calculated but may limit the future use of net operating losses.

NOTE 18 – SUBSEQUENT EVENTS

On October 2, 2003, the Company repaid a loan from CGT Management, Ltd. in the amount of $300,000. The terms of this loan, which originated on July 16, 2003, provided that the loan shall be immediately repaid upon the Company closing a private placement of shares of the Company in excess of $1,000,000.

In October 2003, the Company successfully completed a brokered private placement of approximately $4,303,500 gross proceeds, (principally received in September) and obligated itself to pay approximately $375,000 of commissions in cash and $430,000 in stock options as finder's fees. Investors subscribed for 1,721,400 shares of the Company's common stock bearing registration rights at $2.50 per share. The Company plans to use net proceeds from this placement to fund the Company's working interest in its natural gas project located in DeSoto Parish, Louisiana, to repay loans made to the Company and for working capital purposes.

In October 2003, the Company purchased the complete interest of the only limited partner in Cadence Resources Corporation Limited Partnership for $250,000 in cash with an effective transaction date of September 30, 2003. Also in October 2003, the Company repaid $300,000 to the limited partner for funds advanced to CRCLP. The aforementioned amounts, which total $550,000, have been recorded as a related party payable on the accompanying balance sheet. Under the terms of the repayment, the limited partner retains a 2% working interest in certain Michigan gas wells.

OFFICERS

HOWARD M. CROSBY
President and Treasurer

JOHN P. RYAN
Vice President and Secretary

BOARD OF DIRECTORS

HOWARD M. CROSBY

JOHN P. RYAN

KEVIN STULP

GLENN DEHEKKER

JEFFREY M. CHRISTIAN

OFFICE

6 East Rose Street
Walla Walla, WA 99362
Tel No. (509) 526-3491
Fax No. (212) 217-2076

COUNSEL

Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

AUDITORS

Williams & Webster
Spokane - Bank of America Financial
Center
601 W. Riverside, Suite 1940
Spokane, WA 99201

STOCKHOLDERS MEETING

Thursday, April 1, 2004, 1:00 P.M.
Radisson Lexington
511 Lexington Avenue
New York, New York 10017